UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
PLACER DOME INC.

(Name of Subject Company (Issuer))
BARRICK GOLD CORPORATION

(Name of Filing Person (Bidder))
Common Shares

(Title of Class of Securities)
725906101

(CUSIP Number of Class of Securities)
Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

     This Statement amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on November 10, 2005 by Barrick Gold Corporation (“Barrick”).
     The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, on the basis of and at the election of the shareholder of Placer Dome:
     (a) US$20.50, in cash for each Share; or
     (b) 0.7518 of a Barrick common share and US$0.05 in cash for each Share in each case subject to proration.
     The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Acceptance and Transmittal, copies of which were filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO.
     Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.
     Item 1 — Summary Term Sheet
     The preamble to the “SUMMARY TERM SHEET” of the Offer and Circular is hereby deleted in its entirety and replaced with the following:
     “The following are some of the questions that you, as a Shareholder of Placer Dome Inc., may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to carefully read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in this summary term sheet. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Definitions.”
     The question “WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?” in the “SUMMARY TERM SHEET” of the Offer and Circular is hereby amended by adding the following paragraph at the end of such section:
     “A detailed summary of Placer Dome’s shareholder rights plan can be found in “Shareholder Rights Plan” in Section 20 of the Circular. Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offer can be found in “Regulatory Matters” in Section 19 of the Circular.

     Item 7 — Source and Amount of Funds and other Consideration
     Item 7 of the Schedule TO is hereby amended by adding the following:
     “As stated in “Background to the Offer-Goldcorp Agreement” in Section 3 of the Circular, upon completion of the Goldcorp Transaction, Barrick will receive proceeds of approximately US$1,350 million. Barrick expects to use such proceeds to repay the full amount draw down under the Credit Facility in connection with the Offer as described in “Source of Funds” in Section 8 of the Circular.”
     Item 10 — Financial Statements
     Item 10 of the Schedule TO is hereby amended by adding the following:
     Ratio of earnings to fixed charges:

Year Ended December 31,					Nine Months Ended
2000	2001	2002	2003	2004	September 30, 2005
—	1.6x	4.0x	5.4x	1.1x	3.1x
     The deficiency of earnings to cover fixed charges for the year ended December 31, 2000 was $1,419 million.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION
By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary
	Date:	December 5, 2005

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